July 15, 2024

Christopher J. Munyan
Chief Financial Officer
Swiftmerge Acquisition Corp.
4318 Forman Avenue
Toluca Lake, CA 91602

       Re: Swiftmerge Acquisition Corp.
           Form 10-K/A for the year ended December 31, 2023
           Filed June 27, 2024
           File No. 001-41164
Dear Christopher J. Munyan:

     We have reviewed your Form 10-K/A filed on June 27, 2024 and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K/A for the year ended December 31, 2023
Exhibits

1. We note that the Section 302 and 906 certifications have been omitted from your amended
       Form 10-K. Please file an amended Form 10-K in its entirety and include the certifications as Exhibits 31 and 32 as required by Item 601 of Regulation S-K.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kellie Kim at 202-551-3129 or Kristina Marrone at 202-551-3429 if you
have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,
 July 15, 2024
Page 2

                Division of Corporation Finance
                Office of Real Estate & Construction